                                                                File Nos. 69-362
                                                                          69-412
                                                                          69-419


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM U-3A-2


             Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                          Holding Company Act of 1935

                     To Be Filed Annually prior to March 1

                                   DQE, Inc.
                               (File No. 69-362),

                           Duquesne Enterprises, Inc.
                               (File No. 69-412)
                                      and
                           DQE Energy Services, Inc.
                               (File No. 69-419)

                              (Name of Companies)

                      For the year ended December 31, 1998

     Each of DQE, Inc.; Duquesne Enterprises, Inc.; and DQE Energy Services, Inc.; hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     DQE, Inc. ("DQE"); Duquesne Enterprises, Inc. ("DE"); and DQE Energy Services, Inc. ("DES") are public utility holding companies incorporated in the Commonwealth of Pennsylvania. DQE is not engaged in any business independent of that conducted through its subsidiaries. DQE has eight wholly owned subsidiaries: Duquesne Light Company ("Duquesne Light"); AquaSource, Inc. (AquaSource); DE; DES; DQEnergy Partners, Inc. ("DQEnergy Partners"); Montauk, Inc. ("Montauk"); DQE Capital Corporation ("DQE Capital") and Brighter Light Corporation ("Brighter Light").

     (1)  Duquesne Light and Subsidiaries.  Duquesne Light is a public utility
          -------------------------------
company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935 ("PUHCA"). Duquesne Light is engaged in the generation, transmission, distribution and sale of electric energy and serves an area of approximately 800 square miles, which includes the City of Pittsburgh and municipalities in Allegheny, Beaver and, to a limited extent, Westmoreland Counties, Pennsylvania. The population of the area served by Duquesne Light, based on 1990 census data, is approximately 1,510,000, of which 370,000 reside in the City of Pittsburgh. At December 31, 1998, Duquesne Light had 3,358 employees, including 1,157 employees at its Beaver Valley Power Station. Duquesne Light and four other electric utilities serving western Pennsylvania and northern and central Ohio have provided for the construction of jointly-owned base load generating units and for coordination in the operation of their respective electrical systems.

     Duquesne Light has one wholly owned subsidiary, Monongahela Light & Power Company, which is registered to do business as Duquesne Ventures ("DV"). DV has three wholly owned subsidiaries: Diemen-Flevo Co. ("Diemen-Flevo"); Oakridge Resources, Inc. ("Oakridge Resources"); and EnviroGas Recovery, Inc. ("EnviroGas"). Duquesne Light is also the general partner of Duquesne Capital Limited Partnership ("Duquesne Capital L.P.").

     Diemen-Flevo is engaged in making investments to accumulate funds for the decommissioning of fossil-fueled power stations. Diemen-Flevo is the beneficial owner of the Diemen-Flevo Trust, which is a party to financial transactions involving certain commercial equipment leases, including the sale and lease-back of non-voting, non-controlling interests in two generating facilities in the Netherlands. The subject lease transactions are passive investments which generate certain tax benefits.

     Oakridge Resources is engaged in the leasing of coal properties to an unaffiliated construction and mining company. Oakridge Resources also owns a 50 percent joint venture interest in Laurel Ventures, which interest was acquired as consideration for contributing certain coal properties owned by DQE. Laurel Ventures is engaged in the sale and marketing of coal.

     EnviroGas is engaged in gathering, processing and selling coal bed methane gas on a wholesale basis to gas pipeline companies. EnviroGas has acquired the rights to the methane gas and has entered into agreements with the owners of the real property containing the coal beds to collect such gas. In addition, through its 100 percent membership interest in LFG Capital, L.L.C., EnviroGas is also engaged in landfill gas recovery projects in Pennsylvania.

     Duquesne Light, DV, Oakridge Resources and EnviroGas are organized under the laws of Pennsylvania. Duquesne Capital L.P., Diemen-Flevo and LFG Capital, L.L.C. are organized under the laws of Delaware.

     (2)  AquaSource and Subsidiaries.  AquaSource is a water resource
          ---------------------------
management company that acquires, develops and manages water and wastewater utility companies. AquaSource has six wholly owned subsidiaries: AquaSource Utility, Inc.; AquaSource Services and Technologies, Inc.; AquaSource Engineering and Construction, Inc.; The Reynolds Group; Polaris Water Company Inc.; and Pure Water Corporation.

     AquaSource Utility, with its subsidiaries, owns utility assets and holds investments in regulated utility companies. AquaSource Utility has 36 wholly owned subsidiaries: Altex Environmental Corporation; AquaSource/CB, Inc.; AquaSource/DWC, Inc.; AquaSource/GWS, Inc.; Aqua Source/H2M, Inc.; AquaSource/HCUW, Inc.; AquaSource/IWS, Inc.; AquaSource/S&B, Inc.; Arrendondo Utility Company, Inc.; AquaSource Utility-North Carolina, Inc.; AquaSource Utility-Pennsylvania, Inc.; Britmore Utility, Inc.; Brookside Sewer District, Inc.; Brushy Creek Utility, Inc.; Buffalo Creek Utility, Inc.; Candlelight Service Company; Creekside Utilities, Inc.; Crystal River Utilities, Inc.; Forest Water and Sewer Service Corporation; Industrial Utilities Service, Inc.; Jasmine Lakes Utilities Corp.; Lake

Palestine Water Company; Lake Vista Utility Company; Lakeside Utilities, Inc.; Leisurewoods Water Company; Meadow Woods Water Supply, Inc.; Peek Road Utilities, Inc.; Pine Trails Utility Co., Inc.; Redwood Utilities, Inc.; Rivercrest Water Systems, Inc.; Shady Hollow Estates Water Supply Corporation; Suburban Austin Water Systems, Inc.; Western Hills Water System, Inc.; Wild Oaks Water Company, Inc.; Williams Water Company; and Woodcreek Utilities, Inc. Lakeside Utilities has two wholly owned subsidiaries: Sandy Creek Utilities, Inc. and Tal/Tex, Inc.

     AquaSource Services and Technologies, with its subsidiaries, employs the operational personnel and performs the daily operations and management for AquaSource utility and for third party water and wastewater systems. AquaSource Services and Technologies has 10 wholly owned subsidiaries: AquaSource/AU, Inc.; AquaSource/HCUC, Inc.; AquaSource/MMS, Inc.; AquaSource/TEE, Inc.; Associated Water Services, Inc.; Lab-Tech Corporation; Muniservice Corporation; Teb-Co Services, Inc.; Water Management Services of Missouri, Inc.; and Water Quality Management. AquaSource/MMS has one wholly owned subsidiary: AquaSource Operations Services, Inc.

     AquaSource Engineering and Construction, with its subsidiaries, fabricates new facilities and performs major repairs for the water operations. AquaSource Engineering and Construction has six wholly owned subsidiaries: AquaSource/B&S, Inc.; AquaSource/H2M Construction, Inc.; AquaSource/Whisenant, Inc.; AquaSource Development Company; Brune Pump Company; and Quindaro Enterprises, Inc.

     The Reynolds Group, with its subsidiaries, owns water and wastewater facilities, operates such facilities for third parties, and designs and builds water and wastewater facilities. The Reynolds Group has five wholly owned subsidiaries: Capitol Engineering, Inc.; Indiana Water Infrastructure Group, Inc.; Reynolds Construction Management, Inc.; Reynolds International, Inc.; and Reynolds Operations Corporation. Indiana Water Infrastructure Group has six wholly owned subsidiaries: Country View Sewage Plant Inc.; Chimney Wood Sewage Works, Inc.; Wastewater One, LLC; Water One, Inc.; Wildwood Shores Utilities Corp; and Wymberley Sanitary Works, Inc. The Reynolds Group also owns an 80 percent limited liability company interest in Hendricks County Wastewater, LLC.

     Each of Polaris Water Company and Pure Water Corporation produces and sells bottled water.

     AquaSource is organized under the laws of Delaware. AquaSource Utility and 29 of its subsidiaries are organized under the laws of Texas. Arrendondo Utility Company, Crystal River Utilities and Jasmine Lake Utilities are organized under the laws of Florida. AquaSource Utility-North Carolina, AquaSource Utility-Pennsylvania, Brookside Sewer District and Wild Oaks Water Company are organized, respectively, under the laws of North Carolina, Pennsylvania, South Carolina and New York. AquaSource Services and Technologies and its subsidiaries are organized under the laws of Texas except for Associated Water Services, Water Management Services of Missouri and Water Quality Management, which are organized, respectively, under the laws of Connecticut, Missouri and Colorado. AquaSource Engineering and Construction and all its
subsidiaries are organized under the laws of Texas.   The Reynolds Group and all
its subsidiaries are organized under the laws of Indiana.  Polaris Water
Company is organized under the laws of British Columbia, Canada. Pure Water Corporation is organized under the laws of Washington.

     (3)  DE and Subsidiaries.  DE is building businesses in the energy services
          -------------------
and technologies and electronic commerce industries, and in communications. DE has five wholly owned subsidiaries: Allegheny Development Corporation ("ADC"); Property Ventures, Ltd. ("Property Ventures"); JLK Technology, Inc. ("JLK"); On-Demand Energy, Inc. ("On-Demand"); and Keystone Power Services, Inc. ("Keystone").

     ADC owns the energy facilities for the Pittsburgh International Airport. ADC is not a public utility company for purposes of the Pennsylvania Public Utility Code. DQE has, however, elected to treat

ADC as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995) (authorizing the acquisition of ADC under Sections 9(a)(2) and 10 of the Act). ADC's utility operations, which are located within the service territory of Duquesne Light, are currently integrated with those of Duquesne Light.

     Property Ventures owns and develops real estate in southwestern
Pennsylvania.

     JLK was formed to hold a 50 percent limited partnership interest in Kommco, L.P., a joint venture formed with ITRON, Inc. to offer wireless communications for regional monitoring and control services.

     On-Demand markets energy-related products such as demand controls and energy-efficient lighting.

     Keystone holds a 50 percent interest in Control Solutions, LLC, a commercial and industrial heating, ventilation and air conditioning service and energy controls company.

     DE owns 40 percent of the voting securities of Lab Cor, Inc., which provides inorganic air analytical laboratory services. DE also owns approximately 25 percent of the voting securities of Recra Environmental ("Recra"), which provides environmental testing and measurement services. DE also owns approximately 14 percent of the voting securities of BroadPoint Communications, Inc., which markets set FreeWay/SM/ advertiser-sponsored long distance telephone service. DE also owns 19 percent of the voting securities of North American Power Brokers, Inc., which provides a low-bid Internet auction based approach to purchasing natural gas and electricity through its own website.

     DE, ADC, Property Ventures, Keystone and On-Demand are organized under the laws of Pennsylvania. BroadPoint Communications, JLK, Kommco and North American Power Brokers are organized under the laws of Delaware. Recra is organized under the laws of New York. Lab Cor, Inc. is organized under the laws of Oregon. Control Solutions is organized under the laws of Ohio.

     (4)  DES and Subsidiaries.  DES is a diversified energy services company
          --------------------
offering a wide range of energy solutions for industrial, utility and consumer markets worldwide. DES initiatives include energy facility development and operation, domestic and international independent power production and the production and supply of innovative fuels. DES has six wholly owned subsidiaries: DQE Power International, Inc. ("Power International"); Duquesne Energy, Inc. ("DEN"); DH Energy, Inc. ("DH Energy"); MT Energy, Inc. ("MT Energy"); DH Canada, Inc. ("DH Canada"); and Monmouth Energy, Inc. ("Monmouth"), which is an EWG and discussed in Item 4 below.

     Power International was initially formed to pursue power projects in selected international markets, and has eight wholly owned subsidiaries:
ElectroGen International-DQE Power Limited, ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited, ElectroGen International-DQE Power Epsilon Limited, ElectroGen International-DQE Power Quang Ninh Limited, ElectroGen International-DQE Power Quang Ninh B.V., DQE Energy Limited and DQE Energy Two Limited. Power International also owns a 50% interest in ElectroGen International, L.L.C., which in turn has one wholly owned subsidiary, ElectroGen International Limited, which were formed to identify and develop project opportunities in Asia and the Pacific rim.

     ElectroGen International-DQE Power Limited owns a 50 percent joint-venture interest in ElectroGen Maveli Limited, which was formed to develop power projects in Pakistan and India. ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited and ElectroGen International-DQE Power Epsilon Limited were formed to develop power projects outside the United States. ElectroGen International-DQE Power Quang Ninh Limited owns a 50 percent joint-venture interest in ElectroGen Quang Ninh Sdn. Bhd., and these two companies, together with ElectroGen International-DQE Power Quang Ninh B.V. were formed to develop power projects in Vietnam. DQE Energy and DQE Energy Two own, respectively, 99 percent and one percent limited liability company interests in DQE Energy do Brasil, a now inactive company originally formed to develop a recently terminated transaction in Brazil.

     Although Power International and its subsidiaries were originally formed to pursue international power projects, none currently has active operations.

     DEN produces E-Fuel/R/, a coal-based synthetic fuel. DEN is also engaged in developing fuel and fuel-related technologies.

     DH Energy agreed with Heinz U.S.A. to provide energy services to the Heinz factory complex in Pittsburgh, Pennsylvania. DQE has elected to treat DH Energy as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997) (authorizing the acquisition of DH Energy). The utility operations of DH Energy are currently integrated with those of Duquesne Light.

     MT Energy agreed to operate the Pittsburgh Airport facilities pursuant to an operating and maintenance agreement with ADC. DQE has elected to treat MT Energy as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light.

     DH Canada agreed with H.J. Heinz Company of Canada Ltd. to provide steam, compressed air and operations and maintenance services to the Heinz factory complex in Leamington, Ontario.

     DES, DEN, MT Energy and DH Energy are organized under the laws of Pennsylvania. Power International and ElectroGen International, L.L.C., are organized under the laws of Delaware. DH Canada is organized under the laws of New Brunswick, Canada. ElectroGen International-Quang Ninh Limited, ElectroGen International-DQE Power Limited, ElectroGen International Limited, ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited, ElectroGen International-DQE Power Epsilon Limited, DQE Energy and DQE Energy Two are organized under the laws of the Cayman Islands. ElectroGen International-DQE Power Quang Ninh B.V. is organized under the laws of The Netherlands. ElectroGen Maveli is organized under the laws of Mauritius. ElectroGen Quang Ninh Sdn. Bhd. is organized under the laws of Malaysia. DQE Energy do Brasil is organized under the laws of Brazil.

     (5)  DQEnergy Partners and Subsidiaries.  DQEnergy Partners is working with
          ----------------------------------
a wide range of gas, electricity and telecommunications distribution system owners to help them better meet the needs of their customers and communities. DQEnergy Partners has two wholly owned subsidiaries: DQE Communications, Inc. and Secure Energy, Inc.

     DQE Communications owns a 49 percent general partnership interest in Pittsburgh Fiber, a joint venture with a telecommunications company to provide certain telecommunications services in the Pittsburgh area, and to construct, own, operate and maintain a fiber optic-based digital transmission network for the provision of such services.

     Secure Energy conducts marketing initiatives on behalf of DQEnergy Partners and its affiliate companies. The activities of Secure Energy are intended to ensure that DQE's investments are fully utilized and presented to customers as a single branded package on a regional basis and, with strategic partners, on a national basis. Secure Energy aggregates a mix of products offered by DQE's non-utility affiliates (e.g., demand controls, energy-efficient lighting and the WeatherProof Bill/SM/) and others, combining them into a single product package for DQE delivery system customers.

     DQEnergy Partners owns a 50 percent interest in WeatherWise USA LLC, which markets weather-related services throughout the country. Such weather-related services include, for example, the WeatherProof Bill/SM/, which allows customers to pay a predetermined, guaranteed amount for their annual energy usage, regardless of the variation in the weather.

     DQEnergy Partners, DQE Communications, Secure Energy and Pittsburgh Fiber are organized under the laws of Pennsylvania. WeatherWise USA is organized under the laws of Delaware.

     (6)  Montauk and Subsidiaries.  Montauk makes long-term investments in
          ------------------------
affordable housing projects, sale/leasebacks, lease/leasebacks and investments in alternative energy.

     Montauk has two wholly owned subsidiaries: (i) Bushton Company ("Bushton"), which holds various investments and acts as general partner in certain limited partnerships, and (ii) Monticello Corporation. Monticello Corporation is the one percent general partner of Monticello Leasing L.P. ("Monticello L.P."), which is the beneficial owner of an unnamed trust (the "Monticello L.P. Trust"), with Fleet National Bank of Connecticut as Trustee. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and cross-pit spreader in a transaction involving a sale and leaseback to Texas Utilities Mining Company ("Texas Utilities").

     Bushton has the following wholly owned subsidiaries:

     - Monticello Two Corporation ("Monticello Two"), which is the 99 percent limited partner of Monticello L.P. Monticello Corporation, a direct subsidiary of Montauk as discussed above, is the general partner of Monticello L.P.

     - Carthage Field Corporation ("Carthage"), which holds approximately 42 percent of the beneficial interest in Seagull Series 1995 Trust, a Delaware business trust which owns certain interests in oil and gas investments. These interests are nonvoting and noncontrolling.

     - Utrecht Company ("Utrecht"), which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

     - Schiphol Corporation ("Schiphol"), which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in Hemwegcentrale Unit 8.

     - Alkmaar, Inc. ("Alkmaar"), which is the sole beneficiary of the HVC Facility Trust No. 3 ("HVC Trust"), with the Wilmington Trust Company as Trustee. The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

     - Amagansett, Inc. ("Amagansett"), which owns certain passive limited liability company interests in landfill gas recovery investments. Amagansett also owns 100 percent of the voting securities of Pigeon Point LFG, Inc. and a 99 percent limited liability company interest in COP LFG, LLC, both of which make passive investments in landfill gas recovery projects. Amagansett also owns a 50 percent limited liability company interest in Fresh Gas LLC ("Fresh Gas"), which is involved in the collection and sale of landfill gas to a single utility customer on a wholesale basis.

     - Maasvlakte Corporation ("Maasvlakte"), which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the "EZH Trusts"), with the Wilmington Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

     - Holyhead Corp. ("Holyhead"), which holds the beneficial interest in Stena Explorer Trust 1997-A ("Explorer Trust"), with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead also holds a beneficial interest in Stena Voyager Trust 1997-A ("Voyager Trust"), with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

     - Diemen No. 33 Corporation ("Diemen No. 33"), which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

     - Liberation I, LLC, which holds the sole beneficial interest in CLI Equipment Trust No. 1, CLI Equipment Trust V and CLI Equipment Trust
          VII. The trusts are party to certain financial transactions involving the lease and leaseback of computer equipment and municipal equipment.

     Bushton owns a one percent limited liability company interest in COP LFG, LLC, described above.

     Bushton is also the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships I-VI, L.P. (collectively, "Bushton BCP L.P."); Bushton BFG Investment Partnerships I-IV, L.P. (collectively, "Bushton BFG L.P."); and Bushton TRG Investment Partnerships I-V, L.P. (collectively, "Bushton TRG L.P.").

     Bushton is general partner in Bushton ECH Investment Partnership I, L.P., which in turn is the managing member of Bushton Acquisition LLC. Bushton Acquisition is a limited partner in various limited partnerships that invest in affordable housing.

     Bushton is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to Enron Corporation.

     Bushton is also a limited partner in limited partnerships that invest in affordable housing, oil and gas and waste-to-energy facilities. Because these limited partnership interests in affordable housing, oil and gas and waste-to-energy facilities are nonvoting and noncontrolling, the subject limited partnerships are not subsidiaries of DQE within the meaning of the PUHCA. In addition, Bushton has title to certain railroad cars that are leased to Occidental Petroleum.

     Montauk, Bushton, Monticello Corporation, Monticello L.P., Monticello Two, Carthage, Utrecht, Schiphol, Alkmaar, Amagansett, Maasvlakte, Holyhead, Diemen No. 33, COP LFG, Liberation I, Pigeon

Point and Bushton Acquisition are organized under the laws of Delaware. Fresh Gas is organized under the laws of New York.

     (7)  DQE Capital Corporation.  DQE Capital was formed in April 1999 as a
          -----------------------
Delaware corporation, and is a financial services company that will provide financing for DQE and its affiliates.

     As of December 31, 1998, DV, Duquesne Capital L.P., and Brighter Light did not have active operations.

ITEM 2.  Properties

     None of DQE, DE or DES owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

     Duquesne Light anticipates divesting its generation-related property through an auction and through a power station exchange with FirstEnergy Corporation. More information regarding the divestiture is set forth in DQE's Annual Report on Form 10-K for the year ended December 31, 1998.

     The principal properties of Duquesne Light consist of electric generating stations, transmission and distribution facilities and supplemental properties and appurtenances, comprising as a whole an integrated electric utility system, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania. Duquesne Light owns all or a portion of the following generating units, except its interest in Beaver Valley Unit No. 2, which is leased.



                                                         Duquesne Light's Share of        Net Plant Output
                                                        Net Demonstrated Capability          Year Ended
                                                             December 31, 1998            December 31, 1998
         Name and Location                Type                  (Megawatts)               (Megawatt-hours)
------------------------------------  -------------  ---------------------------------  ---------------------
                                                          Summer           Winter
                                                     ----------------  ---------------

Cheswick                              Coal                  562              570             2,294,365
     Springdale, PA

Elrama                                Coal                  474              487             2,326,506
      Elrama, PA

Sammis Unit 7 (1)                     Coal                  187              187             1,363,910
     Stratton, OH

Eastlake Unit 5 (1)                   Coal                  186              186               989,035
     Eastlake, OH

Beaver Valley Unit 1 (1)              Nuclear               385              385             1,328,159
     Shippingport, PA

Beaver Valley Unit 2 (1)              Nuclear               113              113               244,879
     Shippingport, PA

Perry Unit 1 (1)                      Nuclear               161              164             1,400,345
     North Perry, OH

Bruce Mansfield Unit 1 (1)            Coal                  228              228             1,344,605
     Shippingport, PA

Bruce Mansfield Unit 2 (1)            Coal                   62               62               287,293
     Shippingport, PA

Bruce Mansfield Unit 3 (1)            Coal                  110              110               604,720
     Shippingport, PA

Brunot Island                         Oil                   166              178                 5,740
     Brunot Island, PA                                    -----            -----            ----------


Total                                                     2,634            2,670            12,189,557
                                                          =====            =====            ==========

__________________________
(1) Amounts represent Duquesne Light's share of the unit which is owned by Duquesne Light in common with one or more other electric utilities (or, in the case of Beaver Valley Unit 2, leased by Duquesne Light).

     Duquesne Light owns 24 transmission substations (including interests in common in the step-up transformers at Sammis Unit 7, Eastlake Unit 5, Beaver Valley Unit 1, Beaver Valley Unit 2, Perry Unit 1, Bruce Mansfield Unit 1, Bruce Mansfield Unit 2 and Bruce Mansfield Unit 3) and 562 distribution substations. Duquesne Light has 714 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 50,000 miles of lines and cable.

     Duquesne Light owns, but does not operate, the Warwick Mine, including 4,849 acres owned in fee of unmined coal lands and mining rights, located on the Monongahela River in Greene County, Pennsylvania.

     Substantially all of Duquesne Light's properties are subject to a mortgage lien of an Indenture of Mortgage and Deed of Trust dated as of April 1, 1992. Certain pollution control facilities are subject to an additional mortgage lien.

     The principal properties of ADC consist of heating and chilling facilities and, to a limited extent, electrical facilities, consisting of one busduct and three unitized capacitors, comprising as a whole a total energy services facility to provide hot water, chilled water and electric energy to the Pittsburgh International Airport, located in Allegheny County in southwestern Pennsylvania.

ITEM 3.  Electric energy sold, purchased and distributed.

     None of DQE, DE or DES sold, distributed or purchased (except for its own use) any kwh of electric energy during 1998.

     (a) During 1998, Duquesne Light sold to customers 12,690,007,459 kwh of electric energy at retail and no kwh of electric energy at wholesale, with associated revenues of approximately $1,072.4 million. During 1998, Duquesne Light sold to other utilities 1,909,342 kwh of electric energy at wholesale, with associated revenues of approximately $36.2 million. During 1998, ADC sold 89,895,043 kwh of electric energy at retail to a single customer, the County of Allegheny. During 1998, DH Energy sold 20,114,000 kwh of electric energy at retail to a single customer, Heinz USA. Although treated as an electric utility under the PUHCA, MT Energy only operates the airport energy facility owned by ADC, and did not sell any electric energy at wholesale or retail during 1998.

     (b) During 1998, none of Duquesne Light, ADC, MT Energy or DH Energy sold at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which Duquesne Light, ADC, MT Energy and DH Energy are incorporated.

     (c) During 1998, Duquesne Light sold at wholesale 606,266,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated revenues of approximately $12.2 million. During 1998, none of ADC, DH Energy or MT Energy sold, or had the ability to sell, at wholesale, any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

     (d) During 1998, Duquesne Light purchased 1,187,867,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated expenses of approximately $44.7 million. During 1998, none of ADC, DH Energy or MT Energy purchased any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

ITEM 4. Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

          (a) DE holds no interest directly or indirectly in an EWG or a foreign utility company. DQE and DES hold no interest directly or indirectly in a foreign utility company.

               Monmouth Energy, Inc. ("Monmouth") is the sole EWG within the DQE system, and is located in Neptune, New Jersey. Its facility is capable of producing a nominal 10.0 megawatts of power from approximately 5.9 million standard cubic feet a day (dry basis) of landfill gas.

          (b) DES owns 100 percent of Monmouth's common stock. DQE owns 100 percent of DES' common stock.

          (c) As of December 31, 1998, DES had invested $11.1 million in Monmouth for construction of the facility. DQE has made no direct investment.

               There are no direct or indirect guarantees by DQE or DES of Monmouth's security.

               There is no direct or indirect recourse to DES or DQE or any other system company for any debt or other financial obligation of Monmouth.

          (d) Monmouth's capitalization in 1998 was $11.1 million. Monmouth's net income after tax in 1998 was $0.9 million.

          (e) There are no service, sales or construction contracts between Monmouth and any system company.

EXHIBIT A

          A consolidating statement of income and surplus of DQE for 1998, together with a consolidating balance sheet of DQE as of December 31, 1998, is attached as Exhibit 99.1 (which should be read in conjunction with the Footnotes to Consolidated Financial Statements filed as part of the DQE Annual Report on Form 10-K for the year ended December 31, 1998 (Securities and Exchange Commission File No. 1-10290), and incorporated herein by reference).

          A consolidating statement of income and surplus of DE for 1998, together with a consolidating balance sheet of DE as of December 31, 1998, is attached as Exhibit 99.2.

          A consolidating statement of income and surplus of DES for 1998, together with a consolidated balance sheet of DES as of December 31, 1998, is attached as Exhibit 99.3.

          Consolidating financial statements of Duquesne Light, AquaSource, DQEnergy Partners and Montauk for 1998 have been filed separately pursuant to a request for confidential treatment.



EXHIBIT B

          The required Financial Data Schedules are attached as Exhibit 27.1,
Exhibit 27.2 and Exhibit 27.3.



EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.


                                                         ------
                                                         | DQE |
                                                         ------
                                                            |
        ---------------------------------------------------------------------------------------------------------
        |              |             |              |             |              |              |                |
----------------     -----     -------------     ------      -----------     ----------    -----------     --------------
| Duquesne Light|    | DE |    | AquaSource |    | DES |     | DQEnergy |    | Montauk |   | Brighter |    |    DQE      |
----------------     -----     -------------     ------      | Partners |    ----------    |  Light   |    |  Capital    |
                                                    |        -----------                   -----------     | Corporation |
                                           -----------------                                                --------------
                                           | Monmouth (EWG) |
                                           -----------------

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on this 29th day of April, 1999.


ATTEST:                                DQE, INC.


/s/ Diane S. Eismont                   By:    /s/ Gary L. Schwass
----------------------                       -----------------------------
Diane S. Eismont                             Gary L. Schwass
Secretary                                    Executive Vice President and
                                             Chief Financial Officer


CORPORATE SEAL

ATTEST:                                DUQUESNE ENTERPRISES, INC.


/s/ Diane S. Eismont                   By:    /s/ Thomas A. Hurkmans
----------------------                       -------------------------
Diane S. Eismont                             Thomas A. Hurkmans
Secretary                                    President

CORPORATE SEAL

ATTEST:                                DQE ENERGY SERVICES, INC.


/s/ Diane S. Eismont                   By:    /s/ Alexis Tsaggaris
----------------------                       -----------------------
Diane S. Eismont                             Alexis Tsaggaris
Secretary                                    President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

                                   President and
David D. Marshall            Chief Executive Officer
---------------------------------------------------------------------
     (Name)                          (Title)

DQE
Cherrington Corporate Center
500 Cherrington Parkway, Suite 100
Coraopolis, PA  15108-3184
---------------------------------------------------------------------
          (Address)